 ACTION BY WRITTEN CONSENT IN LIEU OF
SPECIAL MEETING OF THE BOARD OF DIRECTORS
OF ALASKA PACIFIC RESOURCES, INC.

                        The undersigned, being all of the Directors (hereinafter the "Board") of ALASKA PACIFIC RESOURCES, INC. a Nevada corporation (hereinafter "the Corporation") hereby consent to the following actions without a meeting, as permitted by the state of Nevada on June 6th, 2005.

            WHEREAS, the Board of Directors has found need to terminate the status of Tony Campos, whose address is 9361 Buckhaven Drive, Las Vegas, NV, 89117, as our resident agent in the State of Nevada and to elect Alexander Long, whose address is 9361 Buckhaven Drive, Las Vegas, NV, 89117, as our new resident agent.

            There being no further business, the meeting was closed by unanimous vote this 6th day of June, 2005.

            By:

            Its:        President